Second Amended Expense Reimbursement and Fee Waiver Agreement

This Second Amended and Restated Expense Reimbursement and Fee Waiver Agreement (this “Agreement”) is entered into between First Trust Exchange-Traded Fund II, a Massachusetts business trust (the “Trust”), and First Trust Advisors L.P., an Illinois limited partnership (“FTA”), as of November 1, 2022.

Recitals:

A. Whereas, the Trust is an open-end management investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”), comprised of various exchange-traded funds (each, a “Fund,” and, collectively, the “Funds”) set forth on Exhibit A attached hereto, which may be amended from time to time. Each Fund constitutes a separate exchange-traded fund with its own investment objectives and policies.

B. Whereas, FTA is the investment adviser to the Funds and is responsible for the selection and ongoing monitoring of the securities in the Funds’ portfolios and certain other services necessary for the management of the Funds and is paid an annual management fee by the Funds.

C. Whereas, the Trust and FTA have entered into an expense reimbursement, fee waiver, and recovery agreement dated August 30, 2007, as amended by the amended expense reimbursement, fee waiver and recovery agreement dated as of April 18, 2019, as extended from time to time (the “Prior Expense Reimbursement Agreement”) pursuant to which FTA agreed to waive management fees and reimburse certain expenses to prevent a Fund’s expense ratio from exceeding a particular expense cap for a term provided therein.

D. Whereas, Section 3 of the Prior Expense Reimbursement Agreement provided that FTA may recover a portion of the amount it reimbursed a Fund for up to three years from the date the fee or expense was incurred during the Expense Cap Term (as defined therein) to the extent such restitution would not cause a Fund to exceed the specified expense cap.

E. Whereas, FTA proposes to continue to waive management fees and reimburse certain expenses to prevent a Fund’s Expense Ratio (as defined below) from exceeding a particular expense cap and to eliminate its ability to seek restitution for any fees waived during the term of this Agreement or the Prior Expense Reimbursement Agreement.

Now, Therefore, in consideration of the foregoing facts and other good and valuable consideration, the parties hereto hereby agree as follows:

Section 1. Definitions. The following terms shall have the following definitions in this Agreement:

“Expense Ratio” is defined as a Fund’s annual investment management fees and expenses (excluding taxes, interest, all brokerage commissions, other normal charges incident to the purchase and sale of portfolio securities, and extraordinary expenses) as a percentage of such Fund’s daily net asset value.

“Expense Cap” shall be equal to an Expense Ratio for the Funds as set forth on Exhibit A.

Section 2. Waiver of Fees and Reimbursement of Expenses. On a Fund by Fund basis, FTA will waive investment management fees payable to it by a Fund and/or reimburse a Fund for other expenses borne by such Fund up to such Fund’s respective Expense Cap set forth in Exhibit A for the term set forth in Exhibit A (the “Expense Cap Term”). The aggregate amount of investment management fees waived and expenses reimbursed for a Fund from time to time under this Agreement for a particular Fund shall collectively be referred to as the “Reimbursed Amount.” The Reimbursed Amount shall be accrued and paid on a monthly basis for each Fund but calculated and settled on an annual fiscal year basis.

Section 3. [Reserved].

Section 4. FTA’s fund accounting department shall develop and maintain appropriate internal accounting policies and procedures to monitor and calculate the Reimbursed Amount on a monthly basis for each Fund.

Section 5. Term and Continuation. This Agreement shall be effective on the date provided on Exhibit A (the “Effective Date”) for each respective Fund. This Agreement shall continue in effect for each respective Fund until the end of such Fund’s current Expense Cap Term as set forth on Exhibit A unless the Agreement is continued for additional periods as agreed to by the parties. FTA shall inform the other parties in writing no less than sixty (60) days in advance of the expiration of a Fund’s current Expense Cap Term if it intends not to renew this Agreement for that Fund. This Agreement may be terminated by the Trust on behalf of a Fund at any time on written notice to the other party. Notwithstanding the foregoing, this Agreement shall terminate immediately with respect to a Fund in the event that the investment advisory agreement between such Fund and FTA is either (i) terminated for any reason or (ii) not renewed by the Board of Trustees.

Section 6. Notices. Any notice shall be sufficient when sent by registered or certified mail to the other party at the address of such party, set forth below such party’s signature on this Agreement.

Section 7. Entire Agreement; Amendments. This Agreement supersedes and abrogates all prior understandings, communications and agreements (whether written or oral) between the parties with respect to the subject matter hereof, and this Agreement constitutes the entire agreement between the parties with respect to such subject matter. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto. No assignment by either party shall be of any force except with the prior written consent of the other party.

Section 8. Governing Law; Miscellaneous. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Illinois (without regard to principles of law), including all matters of construction, validity, and performance; provided that nothing herein shall be construed in a manner inconsistent with the 1940 Act or any rule or regulation of the Securities and Exchange Commission. If any provision of this Agreement shall be held or made invalid by a court’s decision, statute, rule or otherwise, the remainder of this Agreement shall not be affected thereby. The captions in this Agreement are included for convenience only and in no way define any of the provisions hereof or otherwise affect their construction or effect. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors.

In Witness Whereof, the parties hereto have executed this Agreement as of the day and year first above written.

First Trust Advisors L.P.		First Trust Exchange-Traded Fund II
By	/s/ James M. Dykas	By	/s/ James M. Dykas
	Name: James M. Dykas		Name: James M. Dykas
	Title: Chief Financial Officer		Title: President and CEO

Address:	First Trust Advisors L.P. 120 E. Liberty Drive, #400 Wheaton, Illinois 60187 Fax: (630) 517-7437 Attention: W. Scott Jardine	Address:	120 E. Liberty Drive, #400 Wheaton, Illinois 60187 Fax: (630) 517-7437 Attention: W. Scott Jardine

Exhibit A

Name of Fund	Expense Cap (of average net assets)	Effective Date	Expense Cap Term
First Trust STOXX® European Select Dividend Index Fund	0.60%	December 20, 2010	January 31, 2024
First Trust Dow Jones Global Select Dividend Index Fund	0.60%	December 20, 2010	January 31, 2024
First Trust Global Wind Energy ETF	0.60%	January 20, 2011	January 31, 2024
First Trust NASDAQ® Clean Edge® Smart Grid Infrastructure Index Fund	0.70%	January 20, 2011	January 31, 2024